EXHIBIT 99.1

Equinor ASA: Notice of Change to financial calendar

Equinor ASA (OSE:EQNR, NYSE:EQNR) will report its 1Q 2020 results on 7 May 2020. This recognises the impact of Covid-19, notably from remote working, on the 1Q reporting process.

The remainder of the 2020 financial calendar is unchanged, and may be found on www.equinor.com.

This information is published pursuant to the requirements set out in the continuing obligations.

Further information

Investor relations
Peter Hutton, Senior Vice President, Investor Relations,
+44 7881 918 792

Press
Bård Glad Pedersen, Vice President, Media Relations,
+47 918 01 791

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act